Exhibit 1A-10B

EMPLOYMENT AGREEMENT

This AGREEMENT made as of the [Date]

BETWEEN:

[Name of the Employee] (hereinafter called the “Employee”)

- and -

Quality Online Education Group Inc.

A corporation incorporated under the federal laws of Canada.

(hereinafter called the “Employer”)

WHEREAS the Employer wishes to hire the Employee as its [Title] effective [Start Date] and the Employee wishes to accept employment upon the terms and conditions herein;

NOW THEREFORE in consideration of the following terms and conditions, the parties agree as follows:

ARTICLE 1.00 - EMPLOYMENT AND TERMS

1.	Start Date: This Agreement shall commence on [Start Date] (the “Start Date”) for an indefinite period, subject to termination in accordance with this Agreement.

2.	Capacity: The Employee shall serve the Employer in the capacity [Title]

3.	The position is full-time, 37.5 hours per week.

4.	The Employee shall devote full working time, attention and ability to the affairs of [Name of the Employee] through the performance of the duties and responsibilities as outlined in this Agreement. Outside of working time, the Employee shall not engage in any activities that conflict with the interests of [Name of the Employee], without prior written consent. The Employee acknowledges an obligation to advise [Title of the Direct Manage] in writing of any activities that conflict or might potentially conflict with the interest of [Name of the Employee] and agrees to cease all such activities should the Employer reasonably determine that there is a conflict.

5.	Hours of Work: The hours of work are Monday to Friday, 9am to 5:30pm, including a paid 30-minute lunch and two paid 15-minute breaks (which is in excess of the minimum requirements of Ontario’s Employment Standards Act, 2000, as amended from time to time (“Act”). The Employee is not expected to work more than these hours of work. From time to time, there may be a need for additional hours, or there may be some additional work assigned to the Employee, based on unusual needs and operations. Any time worked over these hours of work must be approved in advance by [Title of the Direct Manger]. Failure to obtain prior approval before working more than the regular hours of work will result in discipline and repeated failure will result in termination of employment. The Employee agrees to be compensated with paid time off in lieu of overtime pay, for all hours worked in excess of 44 hours per week.

ARTICLE 2.00 - DUTIES AND RESPONSIBILITIES

1.	Time and Attention: The Employee agrees to devote full time, faithful attention, skill and efforts to the interests of the Employer and its affiliates.

2.	Duties: The Employee’s duties shall consist of those duties commensurate with the capacity of [Title] and as may from time to time be determined by the Board of Directors.

3.	Reporting: The Employee shall report to the [Title of the Direct Manger] and shall be subject to the supervision and direction thereof.

4.	Employee’s Covenant: The Employee covenants to perform the duties of [Title] faithfully and to the best of their ability during the term of this Agreement.

5.	Rules and Policies: The Employee agrees to abide by all applicable laws. The Employee also agrees to abide by the terms of the Employer’s policies and procedures, which may be amended by the Employer in its sole discretion from time to time. A current copy of the Employer’s policies and procedures are attached to this Agreement.

6.	Please see schedule A for detail.

ARTICLE 3.00 - REMUNERATION AND EXPENSES

1	Remuneration: The Employer agrees to pay the Employee an annual base salary of [Annual Salary] which include [Monthly Salary], payable monthly in arrears by direct deposit.

2	Out-of-Pocket Expenses: The Employee shall be reimbursed for all travelling and other expenses actually and properly incurred in connection with their duties hereunder. For all such expenses. the Employee shall provide the Employer with all appropriate statements, receipts, and vouchers on a monthly basis. Failure to provide supporting statements, receipts or vouchers will disentitle the Employee from expense reimbursement.

3	Vacation: The Employee will be entitled to two weeks’ vacation or vacation pay, or such other vacation or vacation pay, as required under the Act. All vacation time must be pre-approved by the Employer, and the Employer reserves the right to determine when vacation time may be taken, in accordance with operational needs.

ARTICLE 4.00 -TERMINATION

1	Termination by Mutual Agreement: This Agreement may be terminated at any, time upon the mutual agreement of the Employee and the Employer.

2	Termination for Cause: The Employer may terminate the Employee’s employment pursuant to this Agreement at any time for cause without notice or pay in lieu or notice, or payment of any compensation either by way of anticipated earnings or damages of any kind.

3	Termination without Cause: This Agreement is subject to a probationary period of three months beginning on the Start Date. During the probationary period, the Employee may be terminated without notice or pay in lieu of notice. Following the expiry of the probationary period, the Employer may terminate the Employee’s employment pursuant to this Agreement at any time upon providing the Employee with the minimum amount of notice of termination or pay in lieu of notice of termination (or a combination of notice and pay in lieu of notice at the discretion of the Employer) prescribed by the Act, plus severance pay, if any prescribed by the Act, and upon making the benefit plan contributions necessary to maintain the Employee’s participation for the minimum period prescribed under the Act in all benefit plans provided to the Employee by the Employer immediately prior to the termination of the Employee’s employment, if any. The Employee agrees that the Employer may deduct from any payment hereunder the Employee’s contributions to the benefit plans, if any, in accordance with the terms of such plans. In addition, the Employee will be paid any earned and unpaid salary and all vacation pay accrued and owing, including vacation pay over the statutory termination pay period, on the next payroll deposit date following the date the Employee’s employment is terminated. No other compensation in lieu of notice of termination will be provided to the Employee unless required pursuant to the Act. This provision of such notice of termination or pay in lieu of notice of termination and severance pay, if any, and other entitlements strictly required by the Act, shall constitute full and final satisfaction of any claim or entitlement that the Employee may have from or against the Employer arising from or related to the Employee’s employment or its termination, whether pursuant to statute, contract. common law or otherwise.

4	Termination by Employee: The Employee may terminate the Employee’s employment pursuant to this Agreement at any time upon the giving of fifteen (15) business days’ written notice to the Employer. The Employee agrees that the Employer may waive the resignation period by paying to the Employee an amount equivalent to the salary that the Employee would have received during the resignation period and by continuing to make its contributions to the benefit plans, if any, in which the Employee then participates until the end of the resignation period. The Employee agrees that the Employer may deduct from such payment the Employee’s contributions to the benefit plans in accordance with the terms of such plans. The Employee also agrees that such waiver by the Employer does not constitute termination of the Employee’s employment by the Employer.

5	Return of Property: Upon the cessation of the Employee’s employment pursuant to this Agreement for whatever reason, the Employee will immediately deliver to the Employer all keys. documents, equipment or other property belonging to the Employer, or for which the Employer is liable to others, that are in the Employee’s possession or control.

ARTICLE 5.00 NON-SOLICITATION

1.	The Employee hereby agrees that the Employee will not, in any manner whatsoever, without the prior written consent of the Employer. at any time during the Employee’s employment hereunder and for a period of twelve (12) months from the date of cessation of the Employee’s employment for any reason, with or without cause, directly or indirectly:

a.	induce or endeavour to induce any employee of the Employer to leave their employment, whether or not such employee would breach their contract of employment by doing so;

b.	employ or attempt to employ or assist any person to employ any employee of the Employer; or

c.	solicit, endeavour to solicit or gain the custom of, canvass or interfere with the Employer’s relationships with any person that:

i.	is a customer of the Employer at the date of cessation of the Employee’s employment and with whom the Employee had any business dealings in the twelve-month (12) period immediately preceding the date of cessation of their employment;

ii.	was a customer of the Employer at any time within twelve (12) months prior to the date of cessation of the Employee’s employment and with whom the Employee had any business dealings in the twelve-month (12) period immediately preceding the date of cessation of his employment; or

iii.	has been pursued as a prospective customer by or on behalf of the Employer at any time within twelve (12) months prior to the date of cessation of the Employee’s employment, and in respect of whom the Employee participated in such pursuit and in respect of whom the Employer has not determined to cease all such pursuit, for the purpose of selling any products or services to the customer or prospective customer, or for the purposes of soliciting orders of any products or services from that customer or prospective customer, where such products or services are substantially similar to or competitive with the products or services sold by the Employer at the date of cessation of the Employee’s employment.

The Employee hereby acknowledges and confirms that the above restrictions are reasonable and valid and the Employee hereby waives all defences to the strict enforcement thereof.

ARTICLE 6.00 - GENERAL PROVISIONS

1.	Notice: Any notice in writing required under this Agreement shall be sufficiently given if delivered personally or mailed by registered mail, postage prepaid, addressed as follows:

To the Employee at:	[Name of the Employee]
[Address of the Employee]

To the Employer at:
VP of Human Capital
Suite 306, 650 Highway 7 East,
Richmond Hill, Ontario, Canada
L4B 2N7

Any such notice given by personal delivery shall conclusively be deemed to be received on the date of the actual delivery thereof and when given by registered mail, shall conclusively be deemed to be received on the seventh (7th) business day following the date of mailing.

When any party giving any notice knows, or ought reasonably to know, of any disruption in the operation of the postal system which may affect the delivery of mail in the ordinary course, any such notice shall not be mailed but shall be given by personal delivery.

Any party may change their address at any time but notice in writing must be given to the other party of any change of address of the party giving such notice, and only from and after the giving of such notice, the address therein specified shall be deemed to be the address of such party for the giving of notices hereunder.

2.	Entire Agreement: This Agreement and the terms hereof shall constitute the entire Agreement between the parties hereto with respect to all of the matters herein and this Agreement shall not be amended, altered or qualified except by memorandum in writing signed by the parties hereto.

3.	Severability: If any covenant or provision contained herein is determined to be void or unenforceable in whole or in part, such covenant or provision shall be deemed not to affect or impair the validity of any other covenant or provision contained herein.

4.	Proper Law of Contract and Jurisdiction: This Agreement shall have been deemed to have been made in and shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The parties both agree and attorn to the exclusive jurisdiction of Ontario courts.

5.	Headings: The headings of all sections in this Agreement are inserted for convenience of reference only, and do not affect the construction or interpretation of this Agreement or any part hereof

6.	Confidentiality: The Employee hereby agrees not to at any time disclose any confidential information of the Employer to any person, nor use the same for any purpose other than the purposes of the Employer, nor disclose or use for any purpose other than those of the Employer any information relating to the private affairs of the Employer or any other non-public information relating to the business and affairs of the Employer which may acquire or provide during the course of employment, however, that the Employee may disclose any information to the extent required by law, regulation or by valid order of a governmental body, regulatory board, administrative tribunal or comparable entity.

7.	Amendments and Waiver: This Agreement may be modified only by written agreement of both the Employee and the Employer.

8.	Survival of Clauses: The Employee agrees that the Confidentiality and Non-Solicitation provisions of this Agreement will survive the cessation of the Employee’s employment with the Employer for any reason.

9.	Acknowledgement: In the event that any provision in this Section is found contrary to the Act, or otherwise unenforceable for any reason, the parties agree that the applicable statutory minimum standards pursuant to the ESA, shall supersede and prevail. This Section shall remain in effect for the duration of the Employee’s employment, regardless of any change in the terms and conditions of employment, including any change in the Employee’s title, duties, location of work, classification, compensation or any change in any other term or condition of employment.

10.	By signing this Agreement, the Employee confirms to the Employer that there are no contractual commitments or other legal obligations that would prohibit the Employee from performing the duties and responsibilities under this Agreement for the Employer.

This Agreement has been executed by the Employer and the Employee as of the date indicated below.

EMPLOYER’S AGREEMENT

VP of Human Capital	Date

EMPLOYEE’S AGREEMENT

I acknowledge that:

(a)	I have had sufficient time to review this Agreement thoroughly, and have been told I can have more time if needed to review before signing;

(b)	I have read and understand the terms of this Agreement, and sign without pressure;

(c)	I have been provided with a copy of the Employment Standards Act, 2000 poster, as well as the Employer’s policies and procedures; and

(d)	I have received a copy of this Agreement for my personal records.

Signature of [Employee Name]	Date

SCHEDULE “A”

POSITION: [Title]

JOB DESCRIPTION

The Employee shall be engaged to provide services, as described below, to the Company on an “as required” basis. The Employee will work with [The Name of the Direct Manager], who is responsible for all scheduling and dealing with all issues relating to this Agreement, or this person’s delegate.

On a schedule to be agreed upon between the parties, the Employee shall provide the following Services:

1.	[List of Job descriptions]

6.	Other duties as assigned.